ANN TAYLOR
N E W S   R E L E A S E
142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

ANN TAYLOR ANNOUNCES RECORD FISCAL YEAR 2004
SECOND QUARTER EARNINGS

- - BOARD OF DIRECTORS APPROVES NEW $100 MILLION SECURITIES
REPURCHASE PROGRAM - -

NEW YORK, NEW YORK, August 11, 2004 – AnnTaylor Stores Corporation (NYSE: ANN) announced today record net income for the second quarter ended July 31, 2004 of $30,211,000, or $0.41 per share on a diluted basis (on an average of 74.7 million shares outstanding), compared to net income of $21,177,000, or $0.30 per share on a diluted basis (on an average of 72.4 million shares outstanding) in the second quarter of fiscal 2003. Fiscal 2003 second quarter earnings per share and shares outstanding have been restated for the effect of the 3-for-2 stock split that occurred in May 2004.

As previously reported, total net sales for the second quarter of fiscal 2004 were $472,634,000, up 21.1 percent from $390,207,000 in the second quarter of fiscal 2003. By division, second quarter net sales were $221,661,000 for Ann Taylor, up from $216,038,000 for the same period last year, and $208,541,000 for Ann Taylor Loft, up from $140,008,000 for the same period last year. Comparable store sales for the second quarter of fiscal 2004 increased 7.0 percent, compared to a comparable store sales increase of 5.3 percent for the second quarter of fiscal 2003. Comparable store sales by division for the quarter were up 0.8 percent for Ann Taylor compared to a 4.9 percent increase last year, and up 18.1 percent for Ann Taylor Loft compared to a 5.7 percent increase last year.

Ann Taylor Chairman J. Patrick Spainhour said, "The Company achieved record net income for the second quarter, driving earnings performance that increased 37 percent over last year. Our new store growth strategy and strong comparable store sales contributed to the double-digit sales growth experienced during both the second quarter and spring season."

Mr. Spainhour continued, "We are currently projecting flat to slightly negative comparable store sales for the month of August, however we expect comparable store sales in the mid single-digit positive range for the third quarter and the low single-digit positive range for the fourth quarter. For the fall season, we anticipate gross margin as a percentage of net sales to decrease compared to last year. However, selling, general and administrative expenses as a percentage of net sales will also decline compared to last year as a result of increased leverage. We remain comfortable with current earnings guidance for the fall season in the range of $0.95 - $0.99 per share on a diluted basis, which represents a 12 to 17 percent increase over the same period last year. We further project third and fourth quarter earnings per share in the range of $0.48 - $0.50 and $0.47 - $0.49, respectively. Full year guidance is now in the range of $1.79 - $1.83 per share on a diluted basis."

Total cost inventory levels at the end of the second quarter of fiscal 2004 were up 9 percent on a per square foot basis compared to last year. By division, cost inventory levels on a per square foot basis were up approximately 10 percent for Ann Taylor and up approximately 4 percent for Ann Taylor Loft. The increase is primarily due to higher in transit inventory levels compared to last year. The Company expects cost inventory levels for the remainder of fiscal 2004 to increase 10 – 20 percent on a per square foot basis compared to last year. The increase is primarily due to an overall change in product mix and product upgrades at the Ann Taylor division, costs associated with the phase-out of quota and incremental costs associated with shipping merchandise by air. The Company expects unit inventory levels for the remainder of fiscal 2004 to increase 5 – 10 percent on a per square foot basis compared to last year.

Gross margin, as a percentage of net sales, increased to 53.0 percent in the second quarter of fiscal 2004, compared to 51.9 percent in the second quarter of fiscal 2003. The increase in gross margin as a percentage of net sales was primarily due to increased profitability at Ann Taylor Loft.

Selling, general and administrative expenses during the second quarter of fiscal 2004 were $200,159,000, or 42.3 percent of net sales, compared to $166,660,000, or 42.7 percent of net sales, for the same period last year. The decrease in selling, general and administrative expenses as a percentage of net sales is primarily due to increased leverage on fixed expenses as a result of higher comparable store sales, partially offset by increased marketing costs.

Operating profit was 10.6 percent of net sales in the second quarter of fiscal 2004, compared to 9.2 percent of net sales in the second quarter of last year.

During the second fiscal quarter, the Company opened one Ann Taylor store, 16 Ann Taylor Loft stores and four Ann Taylor Factory stores. Additionally, one existing Ann Taylor store was closed. The total store count at the end of the second quarter was 687, comprised of 355 Ann Taylor stores, 298 Ann Taylor Loft stores, and 34 Ann Taylor Factory stores.

Total store square footage increased 14.2 percent to 3,893,000 square feet as of July 31, 2004, from 3,408,000 square feet at the end of the second quarter of fiscal 2003. Total square footage by division at the end of the second quarter was 1,851,000 square feet for Ann Taylor and 1,745,000 square feet for Ann Taylor Loft.

For the full spring season (fiscal year-to-date period ending July 31, 2004), the Company's net income was $61,979,000, or $0.84 per share on a diluted basis (on an average of 74.9 million shares outstanding), compared to net income of $39,105,000 or $0.56 per share on a diluted basis (on an average of 72.1 million shares outstanding), for the same period last year. Fiscal 2003 spring season earnings per share and shares outstanding have been restated for the effect of the 3-for-2 stock split that occurred in May 2004.

Spring 2004 net sales totaled $905,880,000, up 22.0 percent from $742,224,000 in spring 2003. By division, net sales for the spring season were $435,085,000 for Ann Taylor compared to $417,364,000 last year, and $393,928,000 for Ann Taylor Loft compared to $259,931,000 last year. Comparable store sales for the spring 2004 season increased 9.3 percent over the same period last year. Comparable store sales by division were up 2.4 percent for Ann Taylor and up 21.2 percent for Ann Taylor Loft.

Gross margin as a percent of net sales for the spring 2004 season was 55.5 percent, compared to 52.8 percent in spring 2003. The increase in gross margin as a percentage of net sales is primarily due to higher full price sales at Ann Taylor Loft and higher margin rates achieved on full price and non-full price sales at both divisions.

Selling, general and administrative expenses as a percentage of net sales increased to 44.1 percent for the spring 2004 season compared to 43.8 percent for the same period last year. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to higher marketing costs and an increase in the provision for management performance bonus. These increases were partially offset by an overall leveraging of expenses due to the increase in comparable store sales.

During the second quarter of fiscal 2004, the Company repurchased 1,700,000 shares of its common stock at a cost of $46,400,000. Since the end of the second quarter, the Company repurchased an additional 440,000 shares of its common stock at a cost of approximately $10,000,000, bringing the total repurchased during fiscal 2004 to 2,590,000 shares. To date, the Company has utilized approximately $69,000,000 of the $75,000,000 previously authorized under its securities repurchase program. The Company's Board of Directors yesterday approved the increase of its $75,000,000 securities repurchase program to $100,000,000, not including the cost of shares already repurchased.

On June 18, 2004, the Company issued approximately 5,400,000 shares of its common stock in connection with the holders' conversion of the corporation's outstanding convertible subordinated debentures due 2019 prior to the redemption date. As a result of the conversion, second quarter interest expense decreased by approximately $600,000, with full year interest savings expected to be approximately $2,900,000. As previously discussed, the conversion/redemption of the convertible debentures will have no impact on fully diluted earnings per share.

Ann Taylor is one of the country's leading women's specialty retailers, operating 687 stores in 45 states, the District of Columbia and Puerto Rico, and also Online Stores at www.anntaylor.com and www.anntaylorLOFT.com.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are Forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements

are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store(s); a significant change in the regulatory environment applicable to the Company's business; risks associated with the possible inability of the Company, particularly through its sourcing and logistics functions, to operate within production and delivery constraints; the impact of quotas, and the elimination thereof; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe infectious diseases, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; the inability of the Company to hire, retain and train key personnel, and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Eileen O'Connor
Vice President, Investor Relations
(212) 541-3484

Jim Smith
Chief Financial Officer
(212) 541-3547

- - Tables Follow - - -

ANNTAYLOR STORES CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Quarters and Six Months Ended July 31, 2004 and August 2, 2003
(unaudited)

	Quarters Ended		Six Months Ended	
	July 31, 2004	August 2, 2003	July 31, 2004	August 2, 2003
	(in thousands, except per share amounts)			
Net sales	$472,634	$390,207	$905,880	$742,224
Cost of sales	222,339	187,646	402,682	350,648
Gross margin	250,295	202,561	503,198	391,576
Selling, general and administrative expenses	200,159	166,660	399,447	325,278
Operating income	50,136	35,901	103,751	66,298
Interest income	1,295	777	2,296	1,465
Interest expense	1,079	1,674	2,749	3,368
Income before income taxes	50,352	35,004	103,298	64,395
Income tax provision	20,141	13,827	41,319	25,290
Net income	$ 30,211	$ 21,177	$ 61,979	$ 39,105
Basic earnings per share of common stock	$ 0.43	$ 0.32	$ 0.90	$ 0.59
Weighted average shares outstanding	70,358	66,036	69,168	66,050
Diluted earnings per share of common stock	$ 0.41	$ 0.30	$ 0.84	$ 0.56
Weighted average shares outstanding, assuming dilution	74,722	72,443	74,879	72,118
Number of stores open at beginning of period	667	602	648	584
Number of stores opened during period	21	3	40	21
Number of stores expanded/relocated during period *	1	3	1	4
Number of stores closed during period	1	2	1	2
Number of stores open at end of period	687	603	687	603
Total store square footage at end of period	3,893,000	3,408,000		

*   *Expanded stores are excluded from comparable store sales for the first year following expansion.*

ANNTAYLOR STORES CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
July 31, 2004 and January 31, 2004
(unaudited)

	July 31, 2004	January 31, 2004
ASSETS	(in thousands)	
Current assets:		
Cash and cash equivalents	$ 347,196	$ 337,087
Accounts receivable	14,608	12,476
Merchandise inventories	206,276	172,058
Prepaid expenses and other current assets	62,254	55,747
Total current assets	630,334	577,368
Property and equipment, net	273,347	265,569
Goodwill, net	286,579	286,579
Deferred financing costs, net	1,564	4,886
Other assets	13,631	17,471
Total assets	$1,205,455	$1,151,873
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 71,162	$ 52,170
Accrued expenses	114,019	109,450
Total current liabilities	185,181	161,620
Long-term debt, net	---	125,152
Deferred lease costs and other liabilities	35,492	34,465
Stockholders' equity:		
Common stock, $.0068 par value; 120,000,000 shares authorized; 79,991,197 and 74,198,430 shares issued, respectively	544	336
Additional paid-in capital	660,808	516,824
Retained earnings	455,303	393,926
Deferred compensation on restricted stock	(13,208)	(6,148)
	1,103,447	904,938
Treasury stock, at cost 7,151,863 and 6,131,430 shares, respectively	(118,665)	(74,302)
Total stockholders' equity	984,782	830,636
Total liabilities and stockholders' equity	$1,205,455	$1,151,873

ANNTAYLOR STORES CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended July 31, 2004 and August 2, 2003
(unaudited)

	Six Months Ended	
	July 31, 2004	August 2, 2003
	(in thousands)	
Operating activities:		
Net income	$ 61,979	$ 39,105
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Amortization of deferred compensation..	3,949	1,540
Deferred income taxes..	1,278	(471)
Depreciation and amortization	28,594	25,640
Loss on disposal of property and equipment...............................	5	725
Non-cash interest..	1,654	2,177
Tax benefit from exercise of stock options	5,765	666
Changes in assets and liabilities:		
Receivables..	(2,131)	(4,463)
Merchandise inventories..	(34,219)	16,801
Prepaid expenses and other current assets	(5,269)	(3,791)
Accounts payable and accrued expenses	23,560	5,864
Other non-current assets and liabilities, net	2,352	5,070
Net cash provided by operating activities	87,517	88,863
Investing activities:		
Purchases of property and equipment	(36,378)	(33,141)
Net cash used by investing activities	(36,378)	(33,141)
Financing activities:		
Common stock activity related to stock based compensation programs, net.....	17,956	3,832
Repurchase of common stock...	(58,986)	(12,781)
Net cash used by financing activities	(41,030)	(8,949)
Net increase in cash	10,109	46,773
Cash and cash equivalents, beginning of period...................................	337,087	212,821
Cash and cash equivalents, end of period	$347,196	$259,594